SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. 8)(1)

                               RONSON CORPORATION
--------------------------------------------------------------------------------
                                (Name of issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   776338 20 4
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  May 13, 1999
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
 / /.

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

                             Exhibit Index on Page 6
--------
   (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  776338 20 4              13D          Page 2 of 10 Pages
--------------------------------           -------------------------------------


================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                  STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                       316,199
  OWNED BY
    EACH
 REPORTING     -----------------------------------------------------------------
PERSON WITH
                   8         SHARED VOTING POWER

                                   -0-
               -----------------------------------------------------------------
                   9         SOLE DISPOSITIVE POWER

                                   316,199
               -----------------------------------------------------------------
                  10         SHARED DISPOSITIVE POWER

                                   -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                        316,199
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES                                                        / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           9.9%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON

                        PN
================================================================================

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CUSIP No.  776338 20 4              13D          Page 3 of 10 Pages
--------------------------------           -------------------------------------

================================================================================
     1           NAME OF REPORTING PERSONS
                 S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                       WARREN LICHTENSTEIN
--------------------------------------------------------------------------------
     2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3           SEC USE ONLY

--------------------------------------------------------------------------------
     4           SOURCE OF FUNDS
                       00
--------------------------------------------------------------------------------
     5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEM 2(d) OR 2(e)                               / /
--------------------------------------------------------------------------------
     6           CITIZENSHIP OR PLACE OR ORGANIZATION

                       USA
--------------------------------------------------------------------------------
 NUMBER OF           7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                         316,199
  OWNED BY
    EACH         ---------------------------------------------------------------
 REPORTING
PERSON WITH
                     8         SHARED VOTING POWER

                                     - 0 -
                 ---------------------------------------------------------------
                     9         SOLE DISPOSITIVE POWER

                                     316,199
                 ---------------------------------------------------------------
                    10         SHARED DISPOSITIVE POWER

                                     - 0 -
--------------------------------------------------------------------------------
     11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                 PERSON

                          316,199
--------------------------------------------------------------------------------
     12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                 SHARES                                                      / /
--------------------------------------------------------------------------------
     13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              9.9%
--------------------------------------------------------------------------------
     14          TYPE OF REPORTING PERSON

                          IN
================================================================================

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CUSIP No.  776338 20 4              13D          Page 4 of 10 Pages
--------------------------------           -------------------------------------

         The following constitutes Amendment No. 8 to the Schedule 13D filed by the undersigned (the "Schedule 13D"). Except as specifically amended by this Amendment No. 8, the Schedule 13D remains in full force and effect.

Item 4 is hereby amended to add the following

Item 4.           Purpose of Transaction.

                  On May 13, 1999 the  Reporting  Persons sent a letter to Louis
V. Aronson, II, the Issuer's Chief Executive Officer and President the Issuer, expressing the Reporting Persons' continued dissatisfaction with the performance of the Issuer and enumerating various proposals to rectify such concerns, including but not limited to the purchase by the Reporting Persons, subject to the approval of the Issuer's Board of Directors and certain other conditions, of all of the issued and outstanding shares of Common Stock (other than shares of Common Stock owned by the Reporting Persons) for $5.25 per share. The letter is filed as Exhibit 6 to this Amendment No. 8 to Schedule 13D and incorporated herein by reference.

Item 7 is amended to read as follows:

Item 7.           Material to be Filed as Exhibits.

         1.       Joint Filing Agreement

         2. Letter dated August 14, 1998 from Steel Partners II, L.P. to the Chief Executive Officer and Board of Directors of the Issuer

         3. Letter dated December 15, 1998 from Steel Partners II, L.P. to the Chief Executive Officer and Board of Directors of the Issuer

         4.       Letter dated December 22, 1998 from Steel Partners II, L.P. to
                  Louis  V.  Aronson,   II,  the  Chief  Executive  Officer  and
                  President of the Issuer

         5. Text of Press Release issued by Steel Partners II, L.P. on January 27, 1999

         6.       Letter  dated May 13,  1999 from Steel  Partners  II,  L.P. to
                  Louis  V.  Aronson,   II,  the  Chief  Executive  Officer  and
                  President of the Issuer

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CUSIP No.  776338 20 4              13D          Page 5 of 10 Pages
--------------------------------           -------------------------------------


                                   SIGNATURES

         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: May 17, 1999              STEEL PARTNERS II, L.P.

                                    By: Steel Partners, L.L.C. General Partner

                                    By: /s/ Warren G. Lichtenstein
                                        ---------------------------------------
                                        Warren G. Lichtenstein
                                        Chief Executive Officer

                                       /s/ Warren G. Lichtenstein
                                       ----------------------------------------
                                       WARREN G. LICHTENSTEIN

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CUSIP No.  776338 20 4              13D          Page 6 of 10 Pages
--------------------------------           -------------------------------------


                                  Exhibit Index

                                                                            Page

1.        Joint Filing Agreement (previously filed)                          -
2.        Letter dated August 14, 1998 from Steel Partners,                  -
          to the Chief Executive Officer and Board of
          Directors of the Issuer (previously filed)
3.        Letter dated December 15, 1998 from Steel                          -
          Partners II, L.P. to the Chief Executive Officer and
          Board of Directors of the Issuer (previously filed)
4.        Letter dated December 23, 1998 from Steel                          -
          Partners II, L.P. to Louis V. Aronson, II, the Chief
          Executive Officer and President of the Issuer
          (previously filed)
5.        Text of Press Release issued by Steel Partners II,                 -
          L.P. on January 27, 1999
6.        Letter dated May 13, 1999 from Steel Partners II,                  7
          L.P. to Louis V. Aronson, II, the Chief Executive
          Officer and President of the Issuer

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CUSIP No.  776338 20 4              13D          Page 8 of 10 Pages
--------------------------------           -------------------------------------


                             STEEL PARTNERS II, L.P.
                              150 East 52nd Street
                                   21st Floor
                            New York, New York 10022


May 13, 1999

Louis V. Aronson, II
Chief Executive Officer and President
Ronson Corporation
Corporate Park III, Campus Drive
P.O. Box 6707
Somerset, NJ  08875

Dear Mr. Aronson:

You continue to respond to my numerous requests as a significant stockholder (9.9%) for a face to face meeting with letters requesting written answers to various non-pertinent questions. Your questions are obviously a transparent attempt to frustrate and delay any attempt to maximize the value of Ronson Corporation ("Ronson" or the "Company") for all shareholders, while you continue to whittle away for your own personal interest whatever value still remains within the Company.

We continue to be horrified at the lengths that Ronson's management and its Board of Directors will go through in order to insulate themselves against anything which may otherwise threaten your collective plan to wring for personal benefit as much money out of this once-great company as you can. It is obvious that the Board of Directors does not take seriously its fiduciary responsibility to work to maximize values for all shareholders. Obviously, this is the case with respect to Ronson.

While we have previously discussed a few of the following issues in letters to you and the other Board members, we feel compelled to enumerate them again here as these 'offenses and abuses' only seem to worsen.

CURRENT ISSUES:
Lack of a Publicly Stated Succession Plan:
Since you are the 76 year old President and CEO of Ronson, we feel that the Board has a fiduciary responsibility to inform its shareholders of the timing and substance of a succession plan for these crucial management positions. Clearly, it would not be harmful from a competitive point of view to discuss this issue publicly. All of the company's owners have a right to know how the Company plans to handle this issue, and the Company's failure to address this issue continues to adversely affect the Company's stock price.

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CUSIP No.  776338 20 4              13D          Page 8 of 10 Pages
--------------------------------           -------------------------------------


Compensation Plan of Mr. Aronson:

While we are sympathetic to the fact that your grandfather founded this company over 100 years ago, Ronson is no longer privately owned by your family, although you continue to treat it as such. Your total compensation in 1998 was an incomprehensible $557,500, a $45,100, or 8.8%, increase over that of 1997. Furthermore, your base compensation is slated to increase 7% per year until December of 2002, when you will be roughly 80 years old and earning about $700,000 per year! Compare this compensation level to the company's average pre-tax annual profits in the last 3 years of only $425,000. Looked at another way and over a longer time horizon, your total cumulative compensation package in the eight years from 1991 to 1998 consumed 72.5% of Ronson's entire cumulative pre-tax operating profits! In other words, you have received 72 1/2 cents of virtually every single dollar of profit throughout the 1990's, leaving 27 1/2 cents available to pay taxes and for the benefit of all shareholders. And, we are not even counting the millions in losses from Prometcor. This egregious siphoning off of a substantial amount of Ronson's profits clearly shows that, in reality, it is you, Mr. Aronson, who is the 'raider of this corporation', and not Steel Partners.

The Dinger 'Consulting' Agreement
On a number of occasions within the past two years, Mr. Dinger expressed his concerns both privately and publicly in his 13-D filings (dated October 29, 1997 and February 4, 1998, for example) regarding his dissatisfaction with the performance of his investment in Ronson. We see, though, that Mr. Dinger has finally accomplished his goal of increasing his return on his investment in Ronson through his consulting agreement. Based upon his 13-D filings, Mr. Dinger owns 186,166 shares at an average cost of about $2.625 per share, which means that his $180,000 in payments will translate into a guaranteed 36.8% return on his investment over this time frame. At last year's shareholder's meeting, we asked many questions about the substance of the agreement, but you and your team provided no answers. We are of the opinion that management simply did not wish to own up to the fact that it was paying $180,000 of shareholder monies solely so that you can control Mr. Dinger's 5.4% voting stake in Ronson. Ronson is receiving no value for its $180,000 in this transaction. In effect, Ronson's shareholders are being forced to pay $180,000 to Mr. Dinger, even though the only effect of this agreement is to prevent any investor from making a premium offer to acquire Ronson and hope to win the necessary votes, except with your approval. We view this as a significant squandering of corporate assets.

Eliminate Related Party Transactions
  o The Ganz 'Consulting' Agreement: Mr. Ganz, your long-time friend and CFO until 1993 and currently 70 years old, 'earns' $83,000 per year from Ronson for 'consulting services', six years after his retirement. He also participates in the company's health and life insurance plan and receives the free use of a car.
  o Ronson paid Michael Graphics, a company owned by your son-in-law, over $80,000 in 1998.
  o Justin Walder, a Board member, is a partner in a law firm that performed services for Ronson and received a payment of $103,880 in return for legal services performed in 1996 and hidden, undisclosed sums in both 1997 and 1998.

Eliminate Prohibitive Anti-Takeover Provisions:
In our opinion, the major reason that Ronson's stock price has been and continues to be so low is solely due to the 'Aronson discount', relating to your decades-long rein and mismanagement. For example,

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CUSIP No.  776338 20 4              13D          Page 9 of 10 Pages
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sales were over $128 million in 1974, as reported by a March 18th, 1999, article in the Newark Star Ledger, versus the $23.2 million in sales achieved in 1998. In our opinion, this discount could be eradicated if it weren't for your mismanagement and the constrictive anti-takeover measures put in place by you and your Board of Directors, thus ensuring that only you, Mr. Aronson, could ever buy Ronson. This situation certainly prevents the market from dictating the value of Ronson, due to your heavy- handed, shareholder-unfriendly tactics. Until the staggered board and the recently implemented poison pill are eliminated, we are sure that these shares will stay cheap.

Install an Independent Board of Directors
While not all of Ronson's Board members work for the Company, we realistically classify everyone on your Board as an insider. A company's Board of Directors is supposed to work for the good of all stakeholders. This is certainly not occurring at Ronson, where many of the directors receive substantial fee income for providing 'consulting and other services' to the Company.

Sell the Aviation Subsidiary
We reiterate our desire for Ronson to sell the under-performing Aviation division. However, the Company continues to plow more money into this division; in fact, Ronson has just spent $430,000 on a new 50,000 gallon fueling facility in Mercer in the last 6 months. Ronson was and is a premier name in lighters and lighter supplies. This is what makes the company special; why do you continue to invest in Aviation? We believe that companies should invest in their core competencies. We have seen enough proof that Aviation is not the Company's forte.

The New Jersey Environmental Situation
While we are happy that this situation will soon come to an end, we were unhappy to discover that the most recent estimate of total costs to finalize the cleanup came in at about $1 million in excess of previous estimates, thus turning Ronson's entire 1998 operating profits into a loss of $300,000.

Provide us with a Shareholder List, per our Rights as Shareholders
We are due a shareholder list, per New Jersey Statutes; do not make us waste Ronson's time and money by forcing us to bring this before a court.

Mr. Aronson, as shown above, there is much to be concerned about as a minority shareholder in Ronson, assuming no special consulting deal, special option payments, Board of Director fees, related-party fees/business income, or other remuneration coming from Ronson. Certainly it is obvious that the minority shareholders in Ronson are getting treated very unfairly.

Furthermore, you have consistently referred to our efforts to 'buy a $1.00 for $.50'. And, to this point, we have acquired our 9.9% stake at an average cost of approximately $2.60 per share. We are now prepared to offer what we deem to be a full and fair price for the remainder of the Company.

THEREFORE, STEEL PARTNERS II L.P. AND/OR ITS AFFILIATES HEREBY OFFERS TO BUY 100% OF THE SHARES OF THE COMMON STOCK OF RONSON AT A PRICE OF $5.25 PER SHARE, PAYABLE IN CASH, REPRESENTING A 100.0% PREMIUM OVER THE LAST SALE PRICE OF THE COMMON STOCK ON MAY 10, 1999.

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CUSIP No.  776338 20 4              13D          Page 10 of 10 Pages
--------------------------------           -------------------------------------


It is anticipated that the proposed transaction would not be subject to financing. Consummation of this proposed transaction is subject to negotiation and execution of a definitive purchase agreement containing customary representations, warranties, closing conditions and completion of minimal due diligence, as well as, approval of Ronson's Board of Directors and waiver of applicable anti-takeover provisions.

In view of the Board's fiduciary duty to evaluate our offer in the interests of all stockholders of the Company, we urge the Board to form an independent committee of directors to consider Steel's offer.
We are prepared to meet with that committee as soon as possible.

Steel trusts that, consistent with your duty of care and loyalty to all of the Company's stockholders, you will pursue discussions of our offer in good faith.

Sincerely,


/s/ Warren G. Lichtenstein
--------------------------
Warren G. Lichtenstein
Managing Member of General Partner

cc:      Board of Directors
         -  Robert A. Aronson
         -  Erwin M. Ganz
         -  Gerard J. Quinnan
         -  Justin P. Walder
         -  Saul H. Weisman
         -  Albert G. Besser